Exhibit 12(a)

PACCAR Financial Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS (1)

(Millions of Dollars)

	Year ended December 31
	2009	2008	2007	2006	2005
FIXED CHARGES
Interest expense	$126.2	$160.1	$199.0	$163.9	$101.2

Portion of rentals deemed interest	1.7	1.7	1.6	1.5	1.4

TOTAL FIXED CHARGES	$127.9	$161.8	$200.6	$165.4	$102.6

EARNINGS
Income before taxes	$44.8	$71.6	$133.4	$136.3	$120.0

FIXED CHARGES	127.9	161.8	200.6	165.4	102.6

EARNINGS AS DEFINED	$172.7	$233.4	$334.0	$301.7	$222.6

RATIO OF EARNINGS TO FIXED CHARGES	1.35x	1.44x	1.67x	1.82x	2.17x

(1)	The method of computing the ratio of earnings to fixed charges shown above complies with SEC reporting requirements, but differs from the method called for in the Support Agreement between the Company and PACCAR as shown in Exhibit 12(b).